Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

August 8, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted July 9 , 2024

CIK No. 0001995075

Dear Mr. Grana,

This letter is in response to your verbal comments on July 23, 2024, in which you provided verbal comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on July 9, 2024. On the date hereof, the Company has filed a Form F-1. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Corporate History and Structure, page 31

1.	Please provide additional disclosure surrounding Ms. Tan Chui Fang’s consideration in exchange for a 20% stake in MTSB.

RESPONSE: We respectfully advise the staff that we have updated the disclosure on page 32 of the DRS/A to further clarify that the 20% stake in MTSB is in consideration for prospective business development for MTSB, which will be a consultancy and management of projects for process engineering and industrial systems (such as warehouse management system and building management system), and supply of robotics and automation equipment. As of the date of this prospectus, MTSB is a dormant company.

2.	Please provide additional disclosure pertaining to the reorganization of the Company, including the material terms of the reorganization.

RESPONSE: We respectfully advise the staff that we have included the material terms of the reorganization and added similar language in the prospectus summary section and Part II Item 7. Recent Sales of Unregistered Securities.

Management’s Discussion And Analysis Of Financial Conditions And Results Of Operations

Bank Loan, page 39

3.	We note that you provided a range for the effective interest rate of the Company’s bank loan for the loan agreement between MMSB and Maybank Islamic Berhad dated April 5, 2023. Please complete the range of interest rates to be disclosed.

RESPONSE: We respectfully advise the staff that we have updated the disclosure to include the effective interest rate as 4.65%.

Liquidity and Capital Resources

Financing Activities, page 51

4.	We note that you have revised your disclosure to quantify the underlying financing activities for the years ended December 31, 2023, 2022 and 2021, including the advance amount, the amount due to the related party and the proceeds from the bank loan. We reissue this comment in part to request for a disclosure each of the parties involved.

RESPONSE: We respectfully advise the staff that we have updated the disclosure on financing activities on page 52 of the F-1 to include the identities of each of the parties involved.

Industry, page 65

5.	Please provide updated data for the financial year ended December 31, 2023.

RESPONSE: We respectfully advise the staff that the Company currently does not have updated data available for the financial year ended December 31, 2023.

Underwriting, page 113

6.	We note that the Company has changed their underwriter to EF Hutton, LLC. Please ensure that the language within the Form F-1 is consistent to reflect this change.

RESPONSE: We respectfully advise the staff that we have revised the language within the Form F-1 to ensure it is consistent.

7.	We note that as part of the tail financing, the Representative shall be entitled to a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced to the Company by the Representative during the Engagement Period. To the extent it is necessary, please revise the capitalization table accordingly.

RESPONSE: We respectfully advise the staff that while we confirm the tail financing, that it is not necessary to revise the capitalization table since the tail financing will have no impact of the numbers in the capitalization table.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman

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